EXHIBIT 99.126

EARLY WARNING REPORT UNDER

THE ALTERNATIVE MONTHLY REPORTING SYSTEM

OF NATIONAL INSTRUMENT 62-103

1.	Name and address of the eligible institutional investor:

“Fidelity” which may include the following:

Fidelity Management & Research Company (“FMR Co.”)

82 Devonshire Street

Boston, MA, 02109

Pyramis Global Advisors, LLC (“PGALLC”)

900 Salem Street

Smithfield, RI, 02917

Pyramis Global Advisors Trust Company (“PGATC”)

900 Salem Street

Smithfield, RI, 02917

Strategic Advisers Incorporated (“SAI”)

82 Devonshire Street

Boston, MA 02109

FIL Limited (“FIL”)

42 Crow Lane, Pembroke, Bermuda

FMR Co., PGALLC, PGATC and SAI (hereinafter collectively referred to as “FMR”), and FIL and certain of its affiliates (“FIL”, and together with FMR, “Fidelity”).

2.	Name of the reporting issuer:

Alamos Gold Inc

3.	Period for which the report is filed:

Period ended July 31, 2012

4.	Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under the early warning requirements:

Since Fidelity’s last report filed on March 12, 2012, Fidelity’s holdings have decreased by 1,073,300 Common Shares of Alamos Gold Inc. This represents a net decrease of 4.52% of the outstanding Common Shares.

5.	Designation and number or principal amount of securities and the eligible institutional investor’s security holding percentage in the class of securities at the end of the month for which the report is made

Fidelity holds 11,582,717 Common Shares representing approximately 9.66% of the outstanding Common Shares of Alamos Gold Inc. Fidelity holds no related financial instruments.

6.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:

(i) the eligible institutional investor, either alone or together with any joint actors, have ownership and control:

N/A

(ii) the eligible institutional investor, either alone or together with any joint actors, have ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

N/A

(iii) the eligible institutional investor, either alone or together with any joint actors, have exclusive or shared control but does not have ownership:

Fidelity holds 11,582,717 Common Shares representing approximately 9.66% of the outstanding Common Shares of Alamos Gold Inc. Fidelity holds no related financial instruments.

7.	Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Common Shares of Alamos Gold Inc were disposed of in the ordinary course of business, for investment purposes only and not with the purpose of exercising control or direction over Alamos Gold Inc. Fidelity may from time to time, on behalf of funds or accounts it manages, acquire additional Common Shares or related financial instruments, dispose of some or all of the Common Shares they hold or continue to hold Common Shares.

8.	General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

N/A

9.	Names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

N/A

10.	If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements:

N/A

11.	Eligibility to file reports under the alternative monthly reporting system:

FMR is eligible to file this report under the alternative monthly reporting system of National Instrument 62-103, and FIL is able to file this report pursuant to MRRS Decision Document dated April 4th, 2005 granted to FIL.

12.	Declaration:

The filing of this report is not an admission that any entity named in this report owns or controls any securities or is a joint actor with another named entity.

Fidelity is relying on aggregation relief as provided for in Part 5 of National Instrument 62-103. Securities controlled by other business units that are affiliates or associates of the entities listed above have not been disclosed in this report.

DATED August 9, 2012

By:	/s/ Scott C. Goebel

Name: Scott C. Goebel

Title: Senior V.P. & General Counsel – FMR Co.

Duly authorized under Powers of Attorney

effective as of June 1, 2008, by and on behalf of FMR Co. and SAI as subsidiaries of FMR LLC, and FIL and its direct and indirect subsidiaries

DATED August 9, 2012

By:	/s/ Ashling Kanavos

Name: Ashling Kanavos

Title: Vice President – FMR Co.

Duly authorized under Power of Attorney dated April 6, 2009, by William E. Dailey Senior Vice President and Chief Financial Officer – PGATC Chief Financial Officer and Treasurer – PGALLC